Zentek Engages The Benchmark Company to Explore and Advise on
Strategic Options for Albany Deposit

Guelph, ON - April 18, 2022, Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V: ZEN), a Canadian intellectual property development and commercialization company, announces it has engaged The Benchmark Company, LLC ("Benchmark") to act as strategic financial advisor with respect to potential transactions relating to its Albany Graphite Deposit in Northern Ontario.

"As the potential for a robust graphene market grows along with the strong demand for North American sourced battery grade graphite, we have been approached by a number of entities regarding our wholly owned Albany Deposit and have engaged Benchmark to review strategic alternatives," said Greg Fenton, CEO of Zentek. "We'll rely on the expertise of Benchmark to provide strategic advice and explore options relating to this valuable deposit."

Benchmark is an institutionally focused, research driven, sales, trading & investment banking firm. Its goal is to provide significant value by leveraging the resources that exist across its broad platform. This approach has enabled Benchmark to offer guidance and transaction execution to a broad range of clients over a variety of market conditions.

While evaluating commercial opportunities for the raw materials that could be produced from the strategic deposit, Zentek continues its immediate focus of developing next-gen healthcare solutions in the areas of prevention, detection, and treatment. The Company owns 100% of the Albany Graphite Deposit and will continue to consult closely with the community of Constance Lake First Nation with respect to the Albany Graphite Project.

About Zentek Ltd.

Zentek is an IP development and commercialization company focused on next-gen healthcare solutions in the areas of prevention, detection, and treatment. Zentek is currently focused on commercializing ZenGUARD™, a patent-pending coating shown to have 99% antimicrobial activity, including against COVID-19, and the potential to use similar compounds as products against infectious diseases. The Company also has an exclusive agreement to be the global exclusive commercializing partner for a newly developed aptamer-based rapid pathogen detection technology.

For further information:

Matt Blazei
Tel: (212) 655-0924
Email: mattb@coreir.com

To find out more about Zentek Ltd., please visit our website at www.Zentek.com. A copy of this news release and all material documents in respect of the Company may be obtained on ZEN's SEDAR profile at http://www.sedar.com/.

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.